EXHIBIT 21.1

LIST OF SUBSIDIARIES OF GUARDION HEALTH SCIENCES, INC.

Name	State or Other Jurisdiction of Incorporation

VectorVision Ocular Health, Inc.	Delaware
Transcranial Doppler Solutions, Inc.	Delaware
NutriGuard Formulations, Inc.	Delaware
Viactiv Nutrititionals, Inc.	Delaware